SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

IP TECHNOLOGY SERVICES, INC.

(Name of issuer)

COMMON STOCK, No Par Value

(Title of class of securities)

(CUSIP number)

449841105

Joseph Levi

1576 East 21st Street

Brooklyn, New York 11210

(718) 253-4455

(Name, address and telephone number of person

authorized to receive notices and communications)

As of  November 6, 2009

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of  4  Pages)

CUSIP No. 449841105	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ ]

JOSEPH LEVI

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

IF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
301,000

	8	SHARED VOTING POWER
2,301,000

	9	SOLE DISPOSITIVE POWER
301,000

	10	SHARED DISPOSITIVE POWER
-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,301,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2%

14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 449841105	13D	Page 3 of 4 Pages

ITEM 1.

Security and Issuer

IP Technology Services, Inc.

1576 East 21st Street

Brooklyn, New York 11210

Shares of Common Stock.

ITEM 2.

Identity and background:

Name of Executive officers and principal members of Reporting Entity

a.

Joseph Levi

b.

1576 East 21st Street, Brooklyn, New York

c.

Attorney – Levi & Korsinsky, LLP,  New York, New York

d.

None

e.

None

f.

United States

ITEM 3.

Source and Amount of Funds or Other Consideration

Personal Funds

ITEM 4.

Purpose of Transaction

Investment on promotion of the Issuer

ITEM 5.a.

Interest in Securities of Issuer

Number of Shares -

2,301,000

Percentage of shares -

92%

ITEM 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

ITEM 7.

Material to be filed as Exhibits

None

CUSIP No. 449841105	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 2009

/s/ Joesph Levi

JOSEPH LEVI

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.